[Freshfields Bruckhaus Deringer US LLP]

EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C. 20549

July 25, 2018

Re:                             KLX Energy Services Holdings, Inc.
Registration Statement on Form 10
Filed on July 25, 2018
File No. 001-[•]

On behalf of our client, KLX Energy Services Holdings, Inc., a Delaware corporation (the Company), and in connection with the initial public filing of its registration statement on Form 10 (the Registration Statement) and its prior non-public draft submission on the date hereof, which the Company initially confidentially submitted on June 21, 2018 pursuant to the Division of Corporate Finance (the Division) procedures for draft registration statement processing announced on June 29, 2017, as supplemented on August 17, 2017, for non-public review by the staff (the Staff) of the Securities and Exchange Commission (the Commission).  The Registration Statement relates to the initial registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, of the Company’s common stock.

The Company confirms its agreement with the public filing guidelines in the Division’s June 29, 2017 announcement, as supplemented on August 17, 2017, and undertakes that the requested effective date of the Registration Statement shall be no sooner than 15 days following the initial public filing of its Registration Statement and its prior non-public draft submission on the date hereof.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284-4926 or Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:                                Roger Franks

(KLX Inc.)